Inno Holdings Inc.

2465 Farm Market 359 South

Brookshire, TX 77423

January 7, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	INNO HOLDINGS INC.
Registration Statement on Form S-3
Filed December 27, 2024
File No. 333-284054

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Inno Holdings Inc. respectfully requests that the effective date of its Registration Statement on Form S-3 (File No. 333-284054) be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on Thursday, January 9, 2025, or as soon thereafter as possible.

Very truly yours,

Inno Holdings Inc.

By:	/s/ Ding Wei
Name:	Ding Wei
Title:	Chief Executive Officer